ChatChing, Inc.

March 13, 2012

Ryan Houseal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	ChatChing, Inc. Registration Statement on Form S-1 File No. 333-176962

Dear Mr. Houseal:

We hereby request acceleration of the effectiveness of the above registration statement to Wednesday March 21, 2012 at 4 p.m., or such later time or date as is practical.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

By:	/s/ Steve Pfirman
Steve Pfirman, President
ChatChing, Inc.